Exhibit 3.9

PRESS RELEASE

BANCA INTESA: EXTRAORDINARY AND ORDINARY SHAREHOLDERS’ MEETING

The Extraordinary Shareholders’ Meeting approved:

•                         the plan for the merger by incorporation of Sanpaolo IMI with and into Banca Intesa at an exchange ratio of 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary or preference share of Sanpaolo IMI;

•                         an increase in share capital in respect of the merger for a maximum amount of 3,037,379,042.88 euro;

•                         a further increase in share capital in respect of the stock option plans already resolved upon by the company to be merged for a maximum amount of 15,835,003.08 euro;

•                         the new Articles of Association of the surviving company, which provide for, among other things:

•                            the adoption of the corporate name Intesa Sanpaolo S.p.A.,

•                            the registered office in Turin and a secondary registered office in Milan,

•                            a corporate governance system composed of the Supervisory Board and the Management Board.

The Ordinary Shareholders’ Meeting:

•                         appointed the first Supervisory Board of Intesa Sanpaolo, composed of 19 members;

•                         appointed Giovanni Bazoli as Chairman and Antoine Bernheim and Rodolfo Zich as Deputy Chairmen of the Supervisory Board;

•                         approved the purchase of Banca Intesa ordinary shares up to a maximum number of 5,250,000 and their subsequent assignment, for free, to the employees of former Banca Intesa.

Milano, 1st December 2006 – The Extraordinary and Ordinary Shareholders’ Meeting of Banca Intesa was held today under the chairmanship of Giovanni Bazoli.

The Extraordinary Shareholders’ Meeting approved the plan for the merger by incorporation of Sanpaolo IMI with and into Banca Intesa at an exchange ratio of 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary or preference share of Sanpaolo IMI. The Sanpaolo IMI ordinary shares represented by the American Depositary Receipts (ADRs) will be exchanged based upon the same exchange ratio applied to all the Sanpaolo IMI ordinary shares.

The Shareholders’ Meeting approved a consequent increase in share capital in respect of the merger up to a maximum nominal amount of 3,037,379,042.88 euro through the issuance of a maximum of 5,841,113,544 new Banca Intesa ordinary shares (which shall have rights to dividends accruing from 1st January 2006). The Meeting also approved a further increase in share capital up to a maximum nominal amount of 15,835,003.08 euro through the issuance of a maximum of 30,451,929 new Banca Intesa ordinary shares in respect of the stock option plans already resolved upon by the company to be merged, to the extent such option plans are still effective.

Moreover, the Meeting approved a new text of the Articles of Association, coming into effect when the merger comes into legal effect, which provides for, among other things:

•                           the adoption of the corporate name Intesa Sanpaolo S.p.A.;

•                           the registered office in Turin, where, in particular, the shareholders’ meetings will be held, and a secondary registered office in Milan;

•                           the adoption of the so-called dual corporate governance system composed of the Supervisory Board and the Management Board.

In particular, the new Articles of Association include the following provisions:

•                           the Supervisory Board is to be composed of a minimum of 15 up to a maximum of 21 members appointed by the Shareholders’ Meeting on the basis of the voting list mechanism. Supervisory Board members are to remain in office for three financial years and their terms expire at the date of the subsequent Shareholders’ Meeting; shareholders representing at least 1% of the ordinary share capital may submit a list of candidates. The Articles of Association delegate to the Supervisory Board, in addition to the matters reserved by law, the approval of: the programmatic and strategic guidelines, as well as business and financial plans, budgets of the Parent Company and the Group prepared by the Management Board and strategic and major economic-financial transactions upon proposal by the Management Board;

•                           the Management Board is to be composed of a minimum of 7 up to a maximum of 11 members, appointed by the Supervisory Board, which determines their number at the time of appointment. The Management Board members remain in office, as resolved upon by the Supervisory Board, for a maximum of three financial years and their terms expire at the date of the meeting of the Supervisory Board called to approve the financial statements relating to the last year of their office. The Management Board is in charge of the management of the company in compliance with the strategic guidelines approved by the Supervisory Board and has the power to take all actions relating to both the ordinary and extraordinary administration which it deems necessary to achieve the corporate purpose. For certain strategic matters the authorisation of the Supervisory Board is also required;

•                           the Management Board is to appoint among its members a Chairman, who is the Company’s legal representative, and a Managing Director, who is the Chief Executive Officer (CEO) and supervises the company’s management within the powers he/she has been delegated and in compliance with the general guidelines set out by the other Company bodies;

•                           the Supervisory Board is to establish among its members:

•                            a Nomination Committee with the responsibility for selecting and proposing appointments to the Management Board,

•                            a Remuneration Committee with the responsibility for proposing and consulting on remuneration to Company bodies in accordance with applicable law and the Articles of Association,

•                            a Control Committee with the responsibility for proposing, consulting, and enquiring on matters attributed to the Supervisory Board regarding internal controls.

In accordance with the provisions set forth in a specific transitory rule - which is immediately effective - of the new Articles of Association, the Ordinary Shareholders’ Meeting, using the voting list mechanism, appointed the first Supervisory Board of Intesa Sanpaolo, composed of the following 19 members, 14 of whom have declared to possess the independence requirements set forth by the new Corporate Governance Code promoted by the Italian Stock Exchange:

		Enrolment with the Register of Auditors and practice in the legal audit of accounts	Independence requirements as set forth by the Corporate Governance Code
1.	Giovanni Bazoli
2.	Gianluca Ponzellini	X	X
3.	Antoine Bernheim
4.	Carlo Barel di Sant’Albano
5.	Pio Bussolotto
6.	Giovanni Costa		X
7.	Franco Dalla Sega	X	X
8.	Gianluca Ferrero	X	X
9.	Angelo Ferro	X	X
10.	Pietro Garibaldi		X
11.	Fabrizio Gianni	X	X
12.	Alfonso Iozzo
13.	Giulio Lubatti	X	X
14.	Eugenio Pavarani	X	X
15.	Gianguido Sacchi Morsiani		X
16.	Ferdinando Targetti		X
17.	Livio Torio	X	X
18.	Rodolfo Zich		X
19.	Rosalba Casiraghi (*)	X	X

(*)                                      Representative of the minority list.

The first 18 members were elected from the list presented by Fondazione Cariplo, the nineteenth member was elected from the list presented by Arca Sgr on its on account and on behalf of other institutional investors.

The Meeting appointed Giovanni Bazoli as chairman and Antoine Bernheim and Rodolfo Zich as Deputy Chairmen of the Supervisory Board.

The appointment of the aforementioned 19 Supervisory Board members shall become effective when the merger comes into legal effect.

After the effectiveness of the merger, as set forth by the aforementioned transitory rule an Ordinary Shareholders’ Meeting shall be called to appoint a further 2 Supervisory Board members who shall terminate their office at the same time as the 19 Supervisory Board members indicated above. The appointment of the additional 2 Supervisory Board members shall occur using the voting list mechanism provided for by the new Articles of Association but with a percentage of share capital for the presentation of the list equal to at least 1% and not exceeding 3% of share capital for the purpose of also allowing minority shareholders of former Sanpaolo IMI to have their own representatives.

Lastly, the Ordinary Shareholders’ Meeting authorised a plan for the purchase of Banca Intesa ordinary shares and their subsequent assignment, for free, to the employees of former Banca Intesa. This stock granting plan provides that Banca Intesa ordinary shares for a maximum countervalue of 700 euro be assigned, for free, to each of the employees that are included in the Personnel register in 2006 and are on the payroll as at 31st May 2007; the assignment shall also involve the employees of former Gruppo Intesa’s Italian subsidiaries subject to the resolution of their respective shareholders’ meetings. The value of each share to be assigned will be equal to the simple arithmetic average of the official prices of the Banca Intesa ordinary shares in the period from 1st June 2007 to the same day of the previous calendar month.

The authorisation of the Shareholders’ Meeting is effective for a period of nine months from today and provides for the purchase of shares up to a maximum number of 5,250,000 (approximately 0.09% of the current ordinary share capital) with a maximum consideration of 21 million euro. Purchases must be carried out on the market in June 2007. More detailed information relating to the purchase plan will be disclosed pursuant to regulations before the implementation of the plan itself.

In compliance with the IAS/IFRS accounting principles, the charges related to the above-mentioned assignment of shares - estimated at approximately 26 million euro - will be recognised as personnel expenses for the fourth quarter 2006.

* * *

During the Shareholders’ Meeting the chairman communicated that an agreement to dissolve the Voting Syndicate currently in force will occur among the syndicated parties, subject to the registration of the merger deed at the Milan Company Register. More in detail, the unwinding agreement shall become effective from the date the merger comes into legal effect pursuant to art. 2504 bis, par. 2, of the Italian Civil Code. The chairman also clarified that he couldn’t say whether some shareholders of the company post merger will stipulate any syndicate or consultation agreement. Should this event occur, it will be immediately disclosed.

* * *

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

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